

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Bradley Yourist
Chief Executive Officer
Grapefruit USA, Inc
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024

   Re: Grapefruit USA, Inc
     Form 10-K for Fiscal Year Ended December 31, 2019
     Filed April 10, 2020
     File No. 000-50099

Dear Mr. Yourist:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation